Exhibit (a)(1)(G)

Option Exchange Program April 30, 2009

Topics To Be Covered Why Are We Here? iRobot Solution Key Dates Eligibility Program Highlights Example Things To Consider What You Need To Do Questions

Why Are We Here? Discuss iRobot's Stock Option Plan An equity-based incentive program Align employees with long-term shareholder value Share in iRobot's long-term success Build employee commitment Motivate our employees Address Out-Of-The-Money* Stock Options Present and review plan submitted for shareholder approval Explain what you need to do to participate in program Answer questions A stock option is considered out-of-the-money if the per share exercise price of the option is higher than the current market price of the stock.

iRobot Solution Stock Option Exchange Program Offer eligible employees the opportunity to voluntarily exchange certain out- of-the-money stock options for new stock options: that represent the right to purchase fewer shares of our common stock; at an exercise price equal to the closing price of our common stock on NASDAQ on the grant date; with extended vesting terms. Subject to approval of shareholders at May 28, 2009 annual meeting

Key Dates April 30, 2009 Option exchange offer period begins May 28, 2009 Shareholder vote to approve the option exchange program May 29, 2009 (unless offer is extended) Option exchange offer period ends Exercise price for new options established Grant date for new options May 29, 2010 Earliest vesting date for new options (to be explained in greater detail later in presentation)

Eligibility Eligible Participants All domestic employees with the exception of executive officers Must be an active employee at the time the option exchange program commences (April 30, 2009) and on the new option grant date (currently expected to be May 29, 2009) Includes employees on an approved leave of absence Eligible Stock Options Stock options with an exercise price equal to or greater than the higher of $13.00 or 40% above the 90-day average closing price of our common stock on NASDAQ for the business day on which the option exchange program closes (currently expected to be May 29, 2009) Election to participate can be made on a grant-by-grant basis

Program Highlights Option election period commences April 30, 2009 and will remain open through May 29, 2009 (unless extended) During the option election period, eligible participants can exchange certain out-of-the-money stock options for new options that represent the right to purchase fewer shares of our common stock to be granted on May 29, 2009 The number of new options to be granted based upon exchange ratios (discussed on following slide) The exercise price of the new options will be based upon the closing price of iRobot stock on NASDAQ on May 29, 2009 The new options will be subject to an extended vesting schedule The expiration date of the new options will be unchanged from that of the eligible option being cancelled

Program Highlights - Exchange Ratios Number of new options calculated as follows: Eligible options divided by exchange ratio, with the result rounded to the nearest whole number.

Program Highlights - Extended Vesting Schedule All new options granted in conjunction with the option exchange program will have the following, new vesting schedule: If and to the extent the corresponding option being exchanged was exercisable as of the new option grant date (currently expected to be May 29, 2009), then a like portion of the new option will become exercisable on the first anniversary of the new option grant; and If and to the extent the corresponding option being exchanged was not exercisable as of the new option grant date, then a like portion of the new option will become exercisable one year from the date(s) the option being exchanged would have become exercisable Note: the earliest vesting date for any new options granted in the program will be May 29, 2010

Example - Exchange Assume an option to purchase 800 shares of our common stock granted on July 27, 2007 having an exercise price of $18.74 with 25% vesting on 1st anniversary, quarterly vesting thereafter and no prior exercises Number of shares of common stock underlying new options calculated as follows: 800 divided by 2.00, with the result rounded to the nearest whole number, equals 400.

Illustrative Example Based on Hypothetical Future Stock Prices Assume you exchange an eligible option to purchase 1,000 shares of our common stock with an exercise price of $17.40 and that you receive a new option to purchase 571 shares of our common stock with an exercise price of $9.80 The table below sets forth hypothetical examples of our future stock price and the pre-tax gain (if any) that you would receive upon exercise and sale of all the underlying common stock had you 1) kept your old options or 2) exchanged your old options for new options

Things To Consider Among other things, when making your decision whether or not to exchange eligible options, you should consider: Your personal expectations regarding the closing price of our common stock on the grant date of the new options - May 29, 2009 (unless extended) Your personal expectation about our future stock price The extended vesting schedule of the new options Your personal expectations about your future employment status Advice received from your financial and tax advisors

What You Need To Do Read all materials Included with email sent on April 30, 2009 launching the option exchange program Filed by iRobot with the SEC related to the option exchange program available on the SEC website Available on the option exchange website Consult with your own financial and tax advisors Review your personalized election form on option exchange program website Complete and submit your election form on or before 5:00 pm Eastern Time on May 29, 2009 Via option exchange website or Via fax, email or hard copy to Donna Rossi

What You Need To Do You may change or revoke your election by submitting a revised election form (as many times as you wish) up to 5:00 pm Eastern Time on May 29, 2009 (or such later date if the option exchange program is extended) Final version submitted will be official version Failure to make an election before the option exchange program closes on May 29, 2009 will result in no stock option exchange No changes to your election can be made after the option exchange program closes

Questions If you have questions that have not been answered during this presentation, please refer to the FAQ section of the Offer to Exchange document You may also submit questions by sending an email to optionexchange@irobot.com Every attempt will be made to respond to questions by the close of the following business day